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06015830

1:25

SEC MAIL PROCESSING
RECEIVED
AUG 07 2006
WASH, D.C. 156 SECTION

August 3, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases (i) reporting Arcelor's 2006 first half results and (ii) announcing key pro forma financials for Arcelor Mittal for the three and six months ended June 30, 2006.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Manuel Orillac

Enclosure

cc: Regis Ramseyer
Arcelor SA

Press release

2006 First Half Results

Arcelor delivers excellent operating result in buoyant market despite high costs of raw materials

---

- **Excellent contribution of all divisions despite price cost squeeze compared to H1 2005**
- **Substantial management gains at EUR 350 million**
- **Active portfolio management: acquisition of Dofasco and a controlling stake in Moroccan Sonasid, disposal of long stainless producer Ugitech**
- **Performance confirms Arcelor's 2008 Value Plan targets**
- **Strong outlook for second half thanks to increasing sales prices**

Arcelor delivers an excellent operating profit in a positive demand environment despite strong raw material price increases, confirming its Value Plan targets:

- **Excellent EBITDA generation**: EBITDA is at EUR 2.84 billion. After reprocessing of exceptional items including the Dofasco purchase accounting, the pro forma EBITDA is at EUR 3.1 billion, an excellent level in line with Arcelor's 2006-2008 Value Plan objectives.
- **Outstanding performance despite massive price cost squeeze** that will be alleviated as of Q3 thanks to sales prices increases. Raw material prices **(iron ore, zinc, coal,...)** attain record levels, burdening H1 performance. Sales prices, which were lower in 1H06 than in 1H05, will rise in 2H06, favourably impacting the second half of the year. Between 1H05 and 1H06 the price cost squeeze represented more than EUR 1.8 billion.
- **Buoyant demand on all markets**, allowing for shipments of 26.5 million tonnes after a weak level of demand in 2H05.
- **Remarkable results of all divisions supported by substantial management gains at EUR 350 million** for the six first months of 2006.
    - **Long Carbon Steel in Europe reports record results** (EUR 333 million).
    - **Turnaround of the Flat Stainless Steel activity in Europe is almost completed and Brazilian operations are very profitable.** EBITDA of EUR 240 million, which confirms the pertinence of the improvement plans launched in that Business Unit.
    - Within the **Flat Carbon Steel division, Dofasco confirms its excellent profit generation potential**, with a pro forma EBITDA of EUR 294 million over the half year, confirming the rapid and smooth integration of this newly acquired asset.
    - Increasing margins at **A3S**, the service and distribution arm of Arcelor.
- **Working capital** increases due to Dofasco integration and to the impact of seasonal and cyclical effects on receivables, while inventories remain fully under control.

- **Cash flow before growth investments and dividend** at EUR 1 billion, despite the impact of a strongly rising activity and materials costs on working capital.

- **Continued investments in Brazil**, including a 50% capacity increase at CST that will help to further expand the low cost production base of the group.

Business environment and outlook

The first half of the year has been excellent for the world steel industry in terms of volume. Since January, the world economic climate has improved considerably and simultaneously in all regions. Real GDP and industrial production growth have supported real steel demand in mature economies as well as in emerging markets. The real steel consumption growth year over year should be around 6% this year. In developed economies, the steel consuming industries have started to replenish their 2005 low level of steel inventories for long and flat products. The strong demand for steel products explains that the replenishment of inventories has not yet been completed at the end of H1.

Therefore, the contribution of the technical recovery has been very positive and strong on 1H06.

The simultaneous surge in demand in different regions of the world and higher raw materials prices (iron ore: + 19% in 2006, after a 71% surge in 2005, zinc: + 160 % between Q2/05 and Q2/06, carbon scrap: + 30% and nickel + 22% over the same period) have increased costs and have started to lead to increase world steel prices, featuring regional variations.

Supply has matched the high demand. In EU 15, for example, deliveries on the five first months – which have been very robust - were already higher than the peak of the year 2004 (Eurofer). In the US, May deliveries were also above March 2004 peak in this country. As a result of high demand, steel imports in Europe and North America have increased significantly.

In 2005, apparent consumption growth of finished steel without China was -1.5% and should be + 6 % this year, showing the strength of the 2006 sharp recovery in the rest of the world (annualized around 4% on H1 and 8% on H2, resulting in an annual average of 6%). The global apparent steel consumption growth including China which was 3.5% in 2005 should be above 8.0 % this year.

Based on first half 2006 achievements, sustained demand, selling price increases for third and fourth quarters, as well as further management gains, full year prospect looks very bright for all Arcelor activities. This positive outlook confirms Arcelor's Value Plan targets. New acquisitions will contribute to supply Arcelor's clients' growing global needs.

Luxembourg, August 2, 2006 – The Board of directors of Arcelor met on July 26, 2006 under the chairmanship of Joseph Kinsch. It reviewed the consolidated financial statements for the second quarter of 2006 and approved the Group consolidated financial statements for the first half of 2006.

At June 30, 2006, **consolidated net result**, group share, was EUR 1,414 million, versus EUR 1,970 million for the first half of 2005.

With EUR 19,992 million for the first half of 2006 compared to EUR 16,822 million for the same period last year, **consolidated revenue** increased substantially reflecting essentially last year's sharp shipments reduction and significant production cuts led by adjustments to unfavourable market conditions. This evolution also translates the acquisition and full consolidation of Huta Warsawa (long products-Poland), Acesita (stainless-Brazil), Dofasco (flat products-Canada) and lately Sonasid (long products-Morocco). Ugitech, long products stainless steel producer has been sold as of January 1st 2006.

Geographical breakdown of revenue was as follows: total Europe: 69.1% (EU 25 and others Europe), South America: 12.2%, North and Central America: 13.9%, Rest of the world: 4.8%.

Consolidated **gross operating result** amounted to EUR 2,835 million for the first half of 2006 versus EUR 3,389 million for the same period last year, results reduction being attributable to selling prices differential and strong increase in raw materials, (more than EUR 1.8 billion price/cost squeeze effect over the first six months of 2006 compared to the same period 2005). Management gains amounted to EUR 350 million.

Consolidated **operating result** amounted to EUR 2,084 million for the first half of 2006 versus EUR 2,647 million for the same period last year.

After a financial result of EUR -458 million, merger incurred costs of EUR 182 million (including 140 million euros of break-up fee paid to Severstal), a contribution from associates of EUR 156 million (including Dillinger Hütte - DHS, for EUR 111 million) and tax profit of EUR 64 million (current tax charge of EUR 393 million), the consolidated **net result**, group share, was EUR 1,414 million, compared to EUR 1,970 million for the first half of 2005.

Key Figures

In millions of euros	**1st Half 2005 (restated)**	**1st Quarter 2006**	**2nd Quarter 2006**	**1st Half 2006**
Revenue	16,822	9,565	10,427	19,992
Gross Operating Result	3,389	1,427	1,408	2,835
Operating Result	2,647	1,091	993	2,084
Net Result, Group share	1,970	761	653	1,414
Earnings per Share *(in €)*	3.21	1.23	1.04	2.27

Net Financial Debt

Net financial debt amounted to EUR 6,864 million compared to EUR 5,742 million at March 31, 2006 and EUR 1,266 million at December 31, 2005 thus reflecting both the acquisition of Dofasco during the first quarter and the payment of the yearly dividend in June (EUR 1,149 million). Financial charges for the first quarter included IAS 32 compliance leading to the recognition of Arcelor share price increase in the convertible bond value (O.C.E.A.N.E.) which amounted to EUR 295 million at March 31.

Cash-flow from operations amounted to EUR 1,479 million over the first six months of 2006. The variation of working capital needs over this period is mainly due to increased activity, to the high prices of inputs and receivables which increase in line with price increases, inventories remaining under tight control. Capital expenditure (EUR 1,067 million of which 489 million for growth capex) remains normal in Europe and includes expansion expenses at CST.

Net debt-to-equity ratio (including minority interests) increased to 0.38 at June 30, 2006, from 0.07 at the end of 2005 and 0.31 at the end of the first quarter of 2006.

In millions of euros	**December 31, 2005 (restated)**	**March 31, 2006**	**June 30, 2006**
Shareholders' equity*	17,430	18,602	17,954
Net financial debt	1,266	5,742	6,864
Net financial debt/Shareholders' equity*	0.07	0.31	0.38

** Including minority interests*

Flat Carbon Steel

Revenue for the Flat Carbon Steel sector was EUR 11,374 million. This compares with EUR 9,665 million for the first half of 2005, the 17.7% increase (2.9% on a comparable basis) being essentially due to the consolidation of Dofasco (EUR 1,413 million). Total shipments increased by 21% to 18,035 thousand tonnes from 14,893 thousand tonnes for the first half of 2005.

Auto deliveries show a small decrease (-2%) while, in general industry, deliveries grow substantially and average selling prices trend improves during the second quarter after marked decreases since last year. Profitability of coated products (HDG) was significantly reduced by the strong surge in zinc costs (over EUR 200 million from 1H05 to 1H06) leading to the implementation of a new surcharge pricelist as of July 1st.

Gross operating result was EUR 1,566 million, or 13.8% margin for the first half of 2006, compared to EUR 2,381 million, or 24.6% margin, for the same period of 2005 and reflects the negative selling price variation incurred since July 2005 particularly strong for semi finished products (CST) and all spot related selling prices as well as the strong increase of raw material prices (EUR 900 million on 1H06 compared to 1H05). Positive contribution from Dofasco started only in May due to purchasing accounting method. EBITDA contribution was EUR 92 million for four months.

Operating result amounted to EUR 1,105 million, or a 9.7% margin for the first half of 2006, compared to EUR 1,964 million, a 20.3% margin for the same period last year.

Total crude steel production for the first half year of 2006 was 18,921 thousand tonnes (including Dofasco for 1,479 thousand tonnes) compared to 17,057 thousand tonnes for the same period of 2005. Figures for 2006 include a blast furnace relining at Gijón (Spain).

Long Carbon Steel

Revenue for the Long Carbon Steel sector was EUR 3,827 million, which compares with EUR 3,230 million for the first half of 2005 (+27.4% on a comparable basis). Variation takes into account the full

integration of Huta Warszawa but also the divestment of rods and bars in Spain and of small tubes in Argentina and noticeable price improvement.

Total shipments were 7,022 thousand tonnes for the first half of the year to be compared to 6,216 thousand tonnes for the same period last year, translating both an improved market situation (production cuts of more than 500 thousand tonnes last year) and changes in perimeter.
Gross operating result for the first half year reached EUR 840 million, or 21.9% margin, compared with EUR 662 million or 20.5% margin for the same period last year. Performance improved, reflecting the very good contribution of assets in the Americas. Scrap costs for Europe have increased considerably during the last six months and margins were maintained.

Operating result was EUR 685 million, a 17.9% margin for the first half year, compared to EUR 522 million or a 16.2% margin for the same period of 2005.

Total crude steel production amounted to 6,389 thousand tonnes for the first half of 2006 compared to 5,889 thousand tonnes for the same period last year. Arcelor has acquired 50% of SONASID in Morocco, consolidated as of June 2006, and assumes management. The company enjoys a leading market position in construction products.

Stainless Steel and Alloys

Revenue for the Stainless Steels sector for the first half year 2006 was EUR 2,789 million compared to EUR 1,975 million for the same period of 2005. The increase is essentially due to the full consolidation of Acesita (October 1, 2005) which accounts for EUR 560 million. Improved demand leading to increased base prices starting from a very low level, also contributes to a positive variation. Nickel prices have reached unprecedented levels leading the stainless business to implement in "third countries" a pricing system (base price plus alloy surcharge) as of August 1 similar to the ones applicable in Europe and the Americas.

Shipped volumes amounted to 1,203 thousand tonnes for the fist half 2006 compared to 778 thousand tonnes last year (Acesita accounting for 352 thousand tonnes for the first six months of 2006).

Gross operating result reached EUR 240 million for the first half of 2006, an 8.6% margin, compared to EUR 151 million, or a 7.6% margin, for the same period last year. Improved demand, management gains, the ramp up of the Carinox steel shop, as well as the very competitive Brazilian activities have contributed to a significant improvement despite depressed base prices which have risen only lately. Inventories remain at a low level.

Operating result, at EUR 166 million, a 6% margin, for the first half of 2006 compares to EUR 59 million, a 3% margin, for the first half of 2005.

Crude steel production amounted to 1,406 thousand tonnes for the first half of 2006 (including 415 thousand tonnes for Acesita), compared with 834 thousand tonnes for the same period last year.
Ugitech, the long stainless products activity has been divested.

arcelor

A3S (Arcelor Steel Solutions and Services)

Revenue of the sector was EUR 4,621 million for the first six months of 2006 compared to EUR 4,403 million for the same period last year. This variation is due to the beginning of rising prices during the second quarter.

Shipped volumes amounted to 7,409 thousand tonnes for the first half 2006 compared with 6,865 thousand tonnes for the same period last year.

Gross operating result, at EUR 188 million for the first half of 2006 compares with EUR 176 million for the first half of 2005 and the **operating result**, at EUR 152 million for H1 2006, compares with EUR 106 million for the same period of 2005. Improvement in margin reflects the positive trend both in demand and selling prices. Inventories are estimated to be at low levels.

Revenue, Gross Operating Result and Operating Result by business sector

In millions of euros *unaudited*	**1st Half 2005 (restated)****					**1st Half 2006**				
	Revenue	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	9,665	2,381	*24.6%*	1,964	*20.3%*	11,374	1,566	*13.8%*	1,105	*9.7%*
Long Carbon Steel	3,230	662	*20.5%*	522	*16.2%*	3,827	840	*21.9%*	685	*17.9%*
Stainless & Alloys	1,975	151	*7.6%*	59	*3.0%*	2,789	240	*8.6%*	166	*6.0%*
A3S Arcelor Steel Solutions & Services	4,403	176	*4.0%*	106	*2.4%*	4,621	188	*4.1%*	152	*3.3%*
Others	*990*	*20*	*n.a.*	*-3*	*n.a.*	*1,004*	*2*	*n.a.*	*-23*	*n.a.*
Intra-Group	*-3,441*	*-1*	*n.a.*	*-1*	*n.a.*	*-3,623*	*-1*	*n.a.*	*-1*	*n.a.*
Total	**16,822**	**3,389**	***20.1%***	**2,647**	***15.7%***	**19,992**	**2,835**	***14.2%***	**2,084**	***10.4%***

*** 2005 comparative information restated following the change in accounting policies in 2006.*

arcelor

Arcelor prepares its consolidated financial information under International Financial Reporting standards ("IFRS") since 2002. Revised IFRS standards are applicable as from 2005 in the perspective of the deadline fixed by the European Union. Those changes have had no impact on the Group consolidated financial position of the first semester and should not have significant impact on the Group consolidated financial position of the next quarters.

About Arcelor

Arcelor is a global leader in steel with a turnover of 32.6 billion euros in 2005. The company, which is to merge with Mittal Steel following a recommended public tender offer, holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor is the number one steel producer in Europe and Latin America and holds significant positions allowing it to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
France Sandra Luneau: +33 1 71 92 00 58
Brasil Eimar Magalhães: +55 31 3219 1257

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)
France +33 1 71 92 0090
Brasil Christiano Woelffel: +55 31 3219 1245

Arcelor S.A. - Registered office: 19, avenue de la Liberté L2930 Luxembourg

Press release

Arcelor Mittal:
Strong Pro Forma Performance for Q206 and H106

2nd August 2006: Arcelor and Mittal Steel today announce key pro forma financials* for Arcelor Mittal** the world's largest and most global steel company, for the three and six months ended June 30 2006:

Highlights (in IFRS GAAP and in Euro)

- Q2 operating profit increases 11%
- Q2 EPS up by 8%
- EUR 2.1 billion of cash-flow generation from operations in Q2
- 92% of Arcelor shares tendered in Mittal Steel's offer
- Successful offer resulting in market capitalisation of EUR 37bn of the combined entity
- 665.6 million Mittal shares and EUR 7.8bn in cash paid to holders of tendered Arcelor shares and convertible bonds on August 1, 2006

Key Financials

	EURmn (IFRS GAAP)			US$mn (IFRS GAAP)		
(unaudited)	H106	Q106	Q206	H106	Q106	Q206
Revenue	35,191	17,340	17,851	43,281	20,852	22,429
EBITDA*** (as % of revenue)	5,525 15.7%	2,658 15.3%	2,867 16.1%	6,798 15.7%	3,196 15.3%	3,602 16.1%
EBIT	4,137	1,962	2,175	5,091	2,359	2,732
Profit before tax	3,351	1,502	1,849	4,121	1,799	2,322
Net Income	2,535	1,225	1,310	3,112	1,468	1,644
EPS	€1.85	€0.89	€0.96	$2.27	$1.07	$1.20

*Pro forma Arcelor Mittal equals Mittal Steel and pro forma Arcelor, excluding purchase accounting. The pro forma net income figure is based on the 92% acceptance level following the completion of the first tender offer.
**As previously announced, following completion of the post-offer merger of Mittal Steel with Arcelor, the combined Group will be re-named Arcelor Mittal.
***EBITDA = Operating Income (EBIT) + depreciation

Liquidity/Capital Resources

The pro forma liquidity position remains strong. As of June 30 2006, the Companies' pro forma cash and cash equivalents including restricted cash were EUR5.9 billion. The pro forma net debt is EUR18.2 billion, representing a gearing of 54% (including minority interest) and a net debt/EBITDA ratio of 1.6X. The net debt (long term debt plus short term debt minus cash and cash equivalents plus restricted cash plus short term investments) figure includes the EUR7.8 billion cash portion of Mittal Steel's offer for Arcelor, financed by credit facilities entered into in January and May of this year.

Outlook

Market conditions are expected to remain favourable in the third quarter, with EBITDA expected to improve to approximately EUR3.1 billion to EUR 3.3 billion for the combined company. The company is forecasting 2006 full year EBITDA of between EUR12 and 12.5 billion on a pro forma basis.

Commenting, Lakshmi N. Mittal, Chairman and CEO of Mittal Steel said
"Both Mittal Steel and Arcelor have today reported strong financial performance in the second quarter. The pro forma numbers reflect the scale and scope of the new company. Arcelor Mittal will have a more balanced business and financial model on account of improved product and geographic diversity. This creates a platform for more sustained and consistent performance going forward. We are very excited about the prospects for the combination, against the backdrop of a robust market environment."

Joseph Kinsch, Chairman of Arcelor said:
"The combination of Arcelor and Mittal Steel, the top two steel companies in the world, represents a step change in the consolidation of the steel sector and will create a steel leader with unrivalled financial strength and strategic flexibility to pursue growth and value creation opportunities. The combined performance of the two companies is a clear indication of the huge potential that we will be able to unlock through our merger."

Status of the Offer

92% of Arcelor shares were tendered to the Mittal Steel offer at the end of the initial tender on 13 July 2006. 665.6 million new Mittal Steel shares and EUR 7.8 billion in cash was paid to holders of the tendered Arcelor shares and convertible bonds on August 1, 2006.

The Arcelor shareholders who hav not yet tendered their shares can do so until August 17, 2006, subject to the same terms and conditions as the initial offering period ended on July 13 2006. The offer will be subject to the same adjustment mechanisms:

- In the primary mixed cash and exchange offer relating to Arcelor shares, EUR150.60 and 13 new Mittal steel shares for every 12 Arcelor shares;

- In the secondary cash offer relating to Arcelor shares, EUR40.40 per Arcelor share;
- In the secondary exchange offer relating to Arcelor shares, 11 new Mittal Steel shares for every 7 Arcelor shares; and
- In the mixed cash and exchange offer relating to Arcelor convertible bonds (OCEANEs 2017), EUR188.42 and 13 new Mittal steel shares for every 12 Arcelor convertible bonds.

About Arcelor Mittal

Arcelor Mittal is the world's leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.

Conference Calls

Arcelor and Mittal Steel will host a joint conference call for media today at 1pm London time/2pm European/8am New York time. The dial in number is +44 20 7070 5579

A conference call will be held at 2pm London time/3pm European time/9am New York time for analysts and investors. Dial-in numbers as follows:

From within the US	+1 866 4327 186
From within the UK	+44 20 7070 5579

The webcast presentations can also be viewed on www.mittalsteel.com and www.arcelor.com

Enquiries:

For Mittal Steel

Investor Relations

Julien Onillon	Mittal Steel Company	+44 20 7543 1136
Tomas McCue	Mittal Steel Company	+1 312 899 3927
Do-Hyun AN	Mittal Steel Company	+44(0)20 7543 1150

Media Relations

Enquiries:

Nicola Davidson Mittal Steel Company +44 207 543 1162

UK media:

Philip Gawith	Maitland Consultancy	+44 20 7379 5151
Lydia Pretzlik	Maitland Consultancy	+44 20 7379 5151

US media:

Winnie Lerner Abernathy McGregor +1 212 371 5999

French media:

Anne Meaux Image Sept +33 6 89 87 61 76

For Arcelor

Investor relations

E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)

France:
33 1 71 92 0090

Arcelor Brasil:
Christiano Woelffel Furtado 55 31 3219 1245

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

Spain:
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

France:
Sandra Luneau 33 1 71 92 00 58

Arcelor Brasil:
Eimar Magalhães 55 31 3219 1257

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the

forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, the *Commission Bancaire, Financière et des Assurances* (CBFA) in Belgium, the *Comisión Nacional del Mercado de Valores* (CNMV) in Spain and the *Autorité des marchés financiers* (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the *Autoriteit Financiële Markten* (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel's website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF's website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV's website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC's website at www.sec.gov.